Mail Stop 4561
Via Fax (415) 721-0458

May 28, 2009

Larry Bruce
Chief Financial Officer, Secretary & Treasurer
Blink Logic, Inc.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

Re: **Blink Logic, Inc.**
        Form 8-K filed May 4, 2009
        File No. 001-05996

Dear Mr. Bruce:

We have completed our review of Item 4.01 of your Form 8-K noted above and do not, at this time, have any further comments.

Sincerely,

Melissa Feider
Staff Accountant